1. Organization

Macquarie Capital (USA) Inc. (the "Company") is a Delaware Corporation wholly owned by Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Group Limited ("MGL"), a public non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company acts as a broker of Australian, Asian and U.S. equity and fixed income securities, global depository receipts, and credit products. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MGL's affiliates. The Company self clears on behalf of institutional clients. The Company also has a securities borrowing and lending business focused primarily with and on behalf of an affiliate, Macquarie Bank Limited ("MBL"). It conducts a matched book business as well as borrowing to cover short sales by clients. During the third quarter, the Company decided to discontinue the match book business. Additionally, the Company provides arrangement and advisory services on mergers and acquisitions, underwriting transactions, and project finance transactions with MGL and its affiliates as well as independent third parties.

2. Significant Accounting Policies

Basis of Accounting and Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash only consists of un-invested cash balances used in the daily operations of the business that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk.

Securities Borrowing and Lending
The Company conducts securities borrowing and lending activities with MBL and external counterparties in order to earn residual interest rate spreads and to cover short sales. Under these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. Under substantially all agreements, the Company is permitted to sell or re-pledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. When the Company loans securities and receives non cash collateral, the Company recognizes the securities as Securities received as collateral and a corresponding Obligation to return securities held as collateral when the Company has the right to pledge or transfer the collateral. There was no non-cash collateral outstanding as of March 31, 2017. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate.

Fair Value Measurements
The Company is required to report the fair value of financial instruments, as defined. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Securities owned and securities sold, not yet owned are recorded on a trade date basis.

As of March 31, 2017, the Company did not hold any financial instruments that are classified within Level 3 of the fair value hierarchy.

Fees Receivable
Fees receivable consist of investment banking and advisory service fees as well as underwriting fees. Fees receivable are presented net of an allowance for doubtful accounts of $4,476,387 as of March 31, 2017. Management reviews receivables on a quarterly basis to assess the need for a reserve based on collectability.

Service Fees
The Company acts as agent to execute and clear all foreign securities transactions through affiliated broker-dealers. The Company has a formal agreement with the affiliated broker-dealers whereby the affiliates receive all commissions on security transactions and the Company receives revenue based on transfer pricing methodology as consideration for exclusively utilizing the execution and settlement services of the affiliates. The transfer pricing methodology is reviewed periodically and updated to reflect any changes to the business or the transactions.

Investment Banking and Advisory Services
Fees for merger and acquisition advisory services and project financing are accrued when services for the transactions are substantially completed in accordance with the terms of the contract. Revenues are presented net of related expenses and transaction expenses are deferred until the related revenue is recognized.

Underwriting and Other Income
Underwriting and other income consist primarily of underwriting income and net trading gains and losses. Underwriting revenues are presented net of permissible related expenses.

Commissions
The Company executes and clears U.S. securities transactions and records commissions for these services over the year on a trade date basis. Expenses incurred related to commissions are also recorded based on trade date.

Interest Income and Interest Expense
Interest income and interest expense are accrued in accordance with contractual rates. Interest income is earned on deposits with banks and clearing brokers, securities borrowing activities, and balances with international related parties with different tax jurisdictions in accordance with MGL transfer pricing policies. Interest expense is incurred on securities lending activities and balances with related parties with different tax jurisdictions in accordance with MGL transfer pricing policies.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange, while income statement items are translated at the spot exchange rate at the time of the transaction. Gains or losses resulting from foreign currency transactions are included within underwriting and other income on the Statement of Operations on a net basis.

Share Based Compensation
The Company participates in the share-based compensation plan of MGL. Under the MGL share-based compensation plan, the awards are issued by the Parent with the costs pushed down to the Company. The Company recognizes an expense and corresponding equity reserve for the share-based awards granted to employees based on the fair value measured as of the grant date. The cost will be amortized over the vesting period on a straight line basis.

Income Taxes
The Company is a member of the Macquarie Holdings USA Inc. tax consolidated group ("consolidated group") for U.S. federal income tax purposes and a member of a combined group for state and local income tax purposes. Where the consolidated group does not file a consolidated state and local income tax return, the Company must file on a standalone basis. The amount of current and deferred taxes payable or receivable is recognized as of the date of the Statement of Financial Condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported amount in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Company and its Parent's historical earnings, future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's deferred tax assets, to the extent they are not offset by the valuation allowance, are presented separately on the Statement of Financial Condition.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely

than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

New Accounting Pronouncements
In August 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-14, "Revenue from Contracts with Customers" to supersede the majority of current revenue recognition guidance under U.S. GAAP. The core principle of this guidance is that an entity should recognize revenue for the transfer of goods or services to customers in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts including significant judgments. The guidance will be effective for the Company beginning April 1, 2018. The Company is in the process of determining the impact of this guidance on the financial statements.

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2016-13, "Financial Instruments – Credit Losses". The main objective of this ASU is to require more appropriate timing of recording credit losses on financial instruments. The guidance will be effective for the Company beginning April 1, 2020. The Company is in the process of determining the impact of this guidance on the financial statements.

In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, "Leases" to improve recognition of leases on the balance sheet. The guidance will be effective for the Company beginning April 1, 2019. The Company is in the process of determining the impact of this guidance on the financial statements.

In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-09, "Compensation - Stock Compensation" as a part of its Simplification Initiative. The guidance will affect the accounting for share-based payment transactions. The guidance will be effective for the Company beginning April 1, 2017. The adoption of this standard is not expected to have a material impact on the entity.

In November 2016, the Financial Accounting standards Board issued ASU No. 2016-18 "Statement of Cash Flows – Restricted Cash" The guidance will amend the presentation and classification of changes in restricted cash in the statement of cash flows to eliminate current diversity in practice. The amended guidance requires the statement of cash flows to explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The guidance will be effective for the Company beginning April 1, 2019. The Company is in the process of determining the impact of this guidance on the financial statements.

3. **Cash Segregated Under Federal Regulations**

    Cash has been segregated in a special reserve bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3.

4. **Receivable From and Payable to Broker-Dealers and Clearing Organizations**

    Amounts receivable from and payable to broker-dealers and clearing organizations at March 31, 2017, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 2,341,210	$ 10,803,394
Receivable from/payable to clearing organizations	17,434,202	-
	$ 19,775,412	$ 10,803,394

5. **Receivable From and Payable to Customers**

    Receivable from and payable to customers includes balances with U.S. clients for transactions that were not settled prior to settlement date. In addition, the Company's affiliates affect transactions in securities with or for U.S. investors through the Company. These affiliates are exempt from the Securities Exchange Act of 1934 (the "Act"). In order for affiliates to maintain their exemption, the Company, among other things, is responsible for receiving, delivering, and safeguarding funds and securities in connection with the transactions on behalf of U.S. investors in compliance with Rule 15c3-3 under the Act. As such, the Company records receivables from and payables to customers for transactions past settlement date that were introduced to these affiliates.

6. **Fair Value of Financial Instruments**

    The following table summarizes financial instruments at fair value, within the fair value hierarchy levels.

	Assets			
	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Money market mutual funds	$ 137,434,484	$ -	$ -	$ 137,434,484
Equity securities	576,438	-	-	576,438
Total	$ 138,010,922	$ -	$ -	$ 138,010,922

    The Company also has other financial assets and liabilities that are not recorded at fair value. These instruments are recorded at their contractual amounts which approximate their fair value as they are generally short term in nature and at market rates. They would also be considered Level 2 in the hierarchy as there is no active market price for the instruments.

7.   **Deferred Profit Share**

The Company's compensation arrangement includes provisions for the retention and deferral of payment of a portion of an employee's bonus above certain amounts. For Non-Executive Directors of the Company, the deferred amount plus interest is paid to the employee in the following second, third, and fourth years, subject to the employee's continued service to the Company.

For Executive Directors of the Company, the deferred amount vests in the following sixth to tenth years, subject to the employee's continued service to the Company. Such deferred amount is invested by MGL in Macquarie Funds and the capital gains of the portfolio are paid as additional compensation each year at the discretion of MGL's Executive Committee.

The vested portion of employee service fee expense for the year ended March 31, 2017 was $3,517,205 while $2,430,821 of the current year bonus was deferred to future periods. Amounts deferred and subject to vesting at March 31, 2017 will be recorded as employee service fee expense as follows based on current values:

Years Ended March 31,

2018	$	680,567
2019		680,567
2020		604,146
2021		334,055
2022 and thereafter		131,486
	$	2,430,821

8.   **Employee Benefit Plans**

The Company participates in the Parent's 401(k) plan. Contributions to the 401(k) plan are matched by the Company, up to specific limits. Beginning January 1, 2012, the Company matches 100% of the first 3% plus 50% of the next 2% of the employee's pre-tax contributions with a maximum contribution of 4% up to the matching limit of $10,800 (based on the maximum IRS compensation limit of $270,000). A vesting schedule applies to all matched contributions based on the number of years of service with the Company. Substantially all employees are eligible to participate in the plan. The Company's 401K plan contributions was $2,510,785 for the year ended March 31, 2017.

9.   **Employee Share Based Compensation**

Macquarie Group Employee Retained Equity Plan
The Macquarie Group Employee Retained Equity Plan ("MEREP") is a flexible plan structure that offers different types of equity grants. Participation in the MEREP is currently provided to Associate Directors and above. The plan includes a decrease in the portion of the staff profit share paid in cash, an increase in the portion delivered as equity and an increase in the proportion of deferred remuneration. In most cases the equity grants are in the form of restricted share units ("RSU") comprising a beneficial interest in MGL shares held in trust for the staff member. The participant in the RSU is entitled to receive dividends on the share and direct the trustee how to exercise voting rights in the share. RSUs are the primary form of award under the MEREP. The deferred share unit ("DSU") is a right to receive either a share held in the trust or newly issued share for no cash payment, subject to vesting and forfeiture provisions. The DSU participant has

no right or interest in any share until the DSU is exercised. Performance share units ("PSU") are structured like DSUs or RSUs with performance hurdles that must be met before the underlying share or cash equivalent will be delivered. The MEREP awards will vest over periods from three to five years for most Executive Directors, three to seven years for members of the Executive Committee and Designated Executive Directors (members of the Operations Review Committee and other Executive Directors with significant management or risk responsibility) and two to four years for other staff, including staff promoted to a Director level. The shares issued will be fully paid ordinary Macquarie Group Limited shares (symbol: MQG, listed on the Australian Securities Exchange) and will be issued to the MEREP trustee at the closing price of MGL shares on the day before the awards are issued.

For profit share awards representing 2016 retention, the conversion price was the volume weighted average price from May 17, 2016 up to and including the date of the allocation, which was June 17, 2016. That price was calculated to be AUD 71.55 (USD $52.27) per share. Share based compensation is measured based on fair value, determined by the grant-date fair value price. The weighted average fair value of the awards granted during the financial year was AUD 73.35 (USD $55.22) per share. Vesting for retained deferred profit share awards is five years, transitional awards vest after seven years and retained profit share awards vest after three years. They are also subject to forfeiture in certain circumstances.

For the year ended March 31, 2017, the MEREP amortization expenses charged for the period were $24,966,864 and the equity provided is treated as additional paid-in capital. Unrecognized, non-vested costs as of March 31, 2017 were $48,473,058. Amounts deferred and subject to vesting at March 31, 2017 will be recorded as employee service fee expense as follows:

Years Ended March 31,

2018	$ 19,703,769
2019	14,302,711
2020	8,755,324
2021	4,171,891
2022 and thereafter	1,539,363
	$ 48,473,058

The following is a summary of awards which have been granted pursuant to the MEREP:

Non-vested shares at beginning of year	1,895,322
Vested shares during the year	(581,828)
Shares granted during the year	600,184
Shares forfeited during the year	(233,766)
Non-vested shares transferred out	83,824
Non-vested shares at end of year	1,763,736

10. **Related Party Transactions**

The Company has transactions with the Parent and its affiliates that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services and the execution of securities transactions.

Assets and receivables from the Parent and affiliated companies as of March 31, 2017 are comprised of the following:

Receivable from broker-dealers and clearing organizations	$	2,303,001
Receivable from non-customer		436,386
Receivable from affiliates		13,537,829
Dividends and interest receivable		42,415

Liabilities and payables to the Parent and affiliated companies as of March 31, 2017 are comprised of the following:

Payable to broker-dealers and clearing organizations	$	6,203,506
Payable to customers		1,877,132
Payable to parent and affiliates		34,041,466

The Company has formal agreements with affiliates whereby the affiliates receive all commissions on the non-U.S. securities transactions and the Company receives a service fee from the affiliate as consideration for exclusively utilizing the execution and settlement services of the affiliates. The service fee recorded by the Company is based on a revenue sharing model. For the year ended March 31, 2017, service fees of $8,515,562 were recorded on the Statement of Operations.

The Company conducts a matched-book securities borrowing and securities lending business for which MBL is generally one of the counterparties. In cases where MBL provided cash collateral on securities loaned transactions or where the Company deposited cash with MBL on securities borrowed transactions, interest was earned or paid on the cash balances. During the third quarter, the Company decided to discontinue the match book business. For the year ended March 31, 2017, total interest income and interest expense related to the securities borrowing and lending business with affiliates was $2,246,456 and $154,561, respectively.

The securities borrowing and lending counterparties may enter into a separate agreement with Macquarie Financial Holdings Limited ("MFHL") under which MFHL guarantees all monetary obligations of the Company under the Company's securities loan agreement with external counterparties. Accordingly, MFHL guarantees the payment of security interests, collateral and any other balance due and not paid under the Company's agreement with the counterparties. MFHL is required to pay the guaranteed amounts to the counterparties within five business days of a written demand from the parties. The guaranty fee is calculated at 0.4% per annum on average under-collateralization. Under-collateralization is reviewed on a monthly basis and any guarantee fee is payable on a quarterly basis. At March 31, 2017 and for the year then ended, there were no guarantee fees paid or outstanding.

The Company is provided with operating and administrative services by the Parent and affiliates for which the Company was charged $97,313,415 for the year ended March 31, 2017. These costs are included within the applicable expense categories in the accompanying Statement of Operations as follows: promotional fees of $1,298,418, occupancy and equipment of $20,714,547, communication and information services of $26,245,161, administrative fees of $45,360,956 interest expense of $2,457,237 and other expense of $1,237,096. In addition, for the year ended March 31, 2017, employee service fees incurred by the Company of $212,694,185 were charged to the Company by the Parent.

11. Commitments and Contingencies

The Company acts as agent to execute and clear all of its Australian securities transactions through an Australian affiliate, Macquarie Capital Securities (Australia) Limited, and Asian securities transactions through MBL Hong Kong branch. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. As the liability is not estimable at March 31, 2017, the Company did not record a liability with regard to this obligation. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company has entered into a securities loan agreement with various third parties. Under the agreement, any of the parties may enter into transactions to lend securities to the other party against a transfer of collateral. Collateral can consist of cash, letters of credit, property, U.S. Treasury bills and notes as well as accounts in which property, securities or cash is deposited.

The Company is a member of a U.S. clearinghouse and as a member may be required to pay a proportionate share of the financial obligations of another member should that member default on its obligations. The Company's potential obligation is not quantifiable and may exceed the value of cash and securities held at the clearinghouse. As the likelihood of this is remote, no liability has been recorded on the Statement of Financial Condition.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and has not recorded an associated liability as of March 31, 2017.

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker-dealers.

12. Legal and Regulatory Matters

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's businesses. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. As at March 31, 2017, the Company has not identified any such matters which present loss contingencies which are both reasonably probable and estimable.

13. Net Capital Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Act that requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate

debit balances arising from customer transactions pursuant to Rule 15c3-3 under the Act, or $250,000. At March 31, 2017, the Company had net capital of $118,256,592 which was $117,960,163 in excess of the requirement of $296,429.

The Company is also subject to Rule 15c3-3 under the Act, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. In accordance with Rule 15c3-3, the Company had cash and securities segregated for the exclusive benefit of customers at March 31, 2017. The amount of cash segregated for the exclusive benefit of customers was $9,000,000.

During the year ended March 31, 2017, the Company did not have assets in the proprietary accounts of its introducing brokers ("PAB"). As such, no cash or securities were required to be held in the reserve bank account at March 31, 2017 to comply with Rule 15c3-3.

14. Income Taxes

The Company is a member of the Macquarie Holdings USA Inc. tax consolidated group ("consolidated group") for U.S. federal income tax purposes and a member of a combined group for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses are allocated based on a formal tax sharing agreement between the Company and the Parent. All balances are settled with the Parent.

The consolidated federal and combined state and local tax returns are subject to audits by relevant taxing authorities. Currently, the IRS is examining the U.S. federal consolidated group for tax years ended March 31, 2012 and March 31, 2013. New York State is examining the combined group for tax years ended March 31, 2007 to March 31, 2012. New York City is examining the combined group for tax years ended March 31, 2008 to March 31, 2013. Illinois is examining the combined group for tax years ended March 31, 2013 to March 31, 2014.

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations are as follows:

	March 31, 2017		
	Current	Deferred	Total
Federal	$ (35,470,043)	$ 606,949	$ (34,863,094)
State and local	(6,150,985)	(581,279)	(6,732,264)
	$ (41,621,028)	$ 25,670	$ (41,595,358)

The provision for income taxes for the year ended March 31, 2017 differs from the U.S. Federal statutory income tax rate of 35% due to the following:

Income taxes at the statutory rate	$ (38,786,843)	35%
State and local taxes, net of benefit	(4,389,657)	4%
Non-deductible permanent differences	389,340	0%
Other	1,191,802	-1%
Total provision for income taxes	$ (41,595,358)	38%

Deferred taxes result from temporary differences between tax laws and financial accounting standards. Temporary differences primarily include goodwill and intangible amortization expense and compensation related expenses that are not currently deductible for tax purposes. These result in a net deferred tax asset of $17,495,224 which is included on the Statement of Financial Condition.

The Company uses the separate company method of tax allocation as modified for benefits-for-loss. This approach modifies the "separate return method", a method that allocates current and deferred taxes to members of the group by applying ASC 740 to each member as if it were a separate taxpayer, so that net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the subsidiary when those tax attributes are realized (or realizable) by the consolidated group even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis.

Net Operating Loss
Members of the U.S. consolidated group that contribute net operating losses are allocated a portion of the U.S. consolidated group's income tax liability to the extent members of the U.S. consolidated group contributed taxable income greater than contributed net operating losses. The member contributing a loss is due an amount equal to the loss that has been utilized to offset taxable income of the consolidated group.

Accounting for Uncertainty in Income Taxes
The Company accounts for uncertain tax positions by prescribing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities for the year ended March 31, 2017. Interest expense related to unrecognized tax benefits is included in income tax expense. Penalties, if any, are recognized as a component of general and administrative expenses.

As of March 31, 2017, there is no liability for tax related interest and penalties included within accrued expenses and other liabilities on the Company's Statement of Financial Condition.

15. **Subsequent Events**

The Company has evaluated subsequent events through May 26, 2017 the date the financial statements were available to be issued. The Company did not have any significant subsequent events to report.